

Mail Stop 7010

January 11, 2008

Mr. William Orchow
President and Chief Executive Officer
11115 East Montgomery, Suite G
Spokane Valley, WA 99206

> **Re:** **Revett Minerals Inc.**
> **Amendment No. 2 to Form 10**
> **Filed December 21, 2007**
> **Form 10-Q for Fiscal Quarter**
> **Ended September 30, 2007**
> **File No. 0-52730**

Dear Mr. Orchow:

We have reviewed your filings and your response letter dated December 21, 2007 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Update all disclosure throughout the document to provide current information.
        For example, we note that Revett Silver now has 60,087,704 shares of Class A
        common stock, but that you disclose the amount as of September 1, 2007. As
        another example, the tables depicting the security ownership of certain beneficial
        owners and management provide information as of September 30, 2007. As one
        more example, please include information regarding Mr. Louis Gignac, who was
        appointed to your board on November 19, 2007.

Controls and Procedures, page 19

2.   We note your response to comment 6 and reissue this comment. Discuss whether
        you have assessed the effectiveness of your controls and procedures in accordance
        with Item 307, which makes reference to Rule 13a-15(e) of the Exchange Act.

3.   We note your conclusion that your disclosure controls and procedures were not
        effective as of December 31, 2006. We further note your conclusion that your
        disclosure controls and procedures were effective as of June 30, 2007. Please
        revise your disclosure to indicate the specific steps you took to remediate the
        material weakness, the dates of such corrective actions, and any associated
        material costs. In this regard, explain how you reached the conclusion that the
        material weakness has been remedied.

Security Ownership of Certain Beneficial Owners and Management, page 36

4.   We note your response to comment 8. Please clarify that the shares of Revett
        Minerals Common Stock owned by ASARCO Incorporated do not include any
        shares of Revett Silver Class B Stock.

Compensation Committee Interlocks and Insider Participation, page 45

5.   We note your response to comment 9 and reissue it in part. Please provide the
        information required by Item 407(e)(4)(iii) relating to compensation committee
        interlocks.

Revett Minerals Inc. Financial Statements for the Fiscal Quarter Ended June 30, 2007

General

6.   Please revise the title page to these financial statements to make reference to the
        proper period. In this regard, the title page references the three months ended
        March 31, 2007.

Note 13. Reconciliation to United States Generally Accepted Accounting Principles, page 11

7.   We note from your response to prior comment number 18 that you have not "capitalized any drilling activities at Rock Creek" and that all of the expenditures at Rock Creek have been expensed. Please include disclosure under this heading to indicate that no development costs have been incurred and/or capitalized, if true, on this exploration stage project and revise the descriptions and captions used in your Canadian GAAP footnote, entitled Mineral Property, Plant, Equipment and Mine Development, wherein you reference development costs capitalized at Rock Creek. This comment applies to the applicable financial statements and related disclosure included in this filing and your Form 10-Q for the fiscal quarter ended September 30, 2007.

Revett Minerals Inc. Financial Statements for the Fiscal Year Ended December 31, 2006

General

8.   We note from the additional disclosure you included in your filing in response to prior comment number 18 that "Drilling and related costs incurred to define and delineate a residual minerals deposit that has not previously been classified as a proven or probable reserve at a development stage or production stage mine will only be capitalized when management determines there is sufficient evidence that the expenditure will result in a future economic benefit to the company in the accounting period when the expenditure is made." Please expand your disclosure further to indicate that diversity in practice exists within participants in the mining industry and that some mining companies expense drilling and related costs to convert mineral resources to reserves at their development or production stage properties. This comment also applies to the predecessor financial statements included in this filing.

9.   In future filings, please disclose the amount of drilling costs capitalized that were incurred to convert mineral resources to reserves at properties that are either in the production or development stage capitalized as of your most recent balance sheet and each year a statement of operations is reported, if material.

Revett Silver Company Financial Statements for the Fiscal Years Ended December 31, 2004 and December 31, 2003

Report of Independent Registered Public Accounting Firm

10.   Please file an opinion that includes the manual signature of the independent accounting firm, as required by Rule 2-02(a)(2) of Regulation S-X. This comment also applies to the opinion covering the financial statements for the fiscal years ended December 31, 2005.

11.   We note the disclosure in footnote one on page six that these "financial statements have been prepared on a going concern basis which assumes the realization of assets and the settlement of liabilities in the normal course of operations." Please have your independent accounting firm explain to us how they contemplated the guidance in AU 341.12 and AU 508.11 regarding the inclusion of an explanatory paragraph concerning the company's ability to continue as a going concern. This comment also applies to the opinion covering the financial statements for the fiscal years ended December 31, 2005.

Consolidated Statements of Operations and Deficit, page 2

12.   We note the line item Concentrate inventory with the credit to operating expenses totaling $255,219 and that this amount equates to the amount presented on the face of the Consolidated Balance Sheets. Please explain why this amount is reflected as a credit on your Consolidated Statements of Operations and Deficit.

3. Accounts receivable, page 10

13.   We note from your disclosure that your accounts receivable balance includes a related party amount totaling $394,657. Please state separately a line item for related party transactions on the face of the balance sheet, income statement and statement of cash flows, as applicable, in accordance with Rule 4-08(k) of Regulation S-X. This comment also applies to the financial statements for the fiscal years ended December 31, 2005.

Form 10-Q for the Fiscal Quarter Ended September 30, 2007

Consolidated Statement of Cash Flow, page 6

14.   Please confirm, if true, that you were not required to separately report the effect of exchange rate changes on cash and cash equivalents denominated in a foreign currency in the cash flow statement in order to reconcile cash and cash equivalents at the beginning and the end of the period in accordance with CICA 1540.31 or otherwise advice.

Evaluation of Disclosure Controls and procedures, page 32

15.   You indicate that your disclosure controls and procedures are established to
        ensure "that material information related to the Company, including its
        consolidated subsidiaries, is appropriately disclosed." Please note that Item 307
        of Regulation S-K requires you to disclose your officer's conclusions regarding
        the effectiveness of your disclosure controls and procedures as that term is
        defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e)
        is more comprehensive than that included in your disclosure. Specifically, the
        term disclosure controls and procedures "means controls and procedures of an
        issuer that are designed to ensure that information required to be disclosed by the
        issuer in the reports that it files or submits under the Act is recorded, processed,
        summarized and reported, within the time periods specified in the Commission's
        rules and forms. Disclosure controls and procedures include, without limitation,
        controls and procedures designed to ensure that information required to be
        disclosed by an issuer in the reports that it files or submits under the Act is
        accumulated and communicated to the issuer's management, including its
        principal executive and principal financial officers, or persons performing similar
        functions, as appropriate to allow timely decisions regarding required disclosure."
        Your officer's conclusion does not state whether your disclosure controls and
        procedures are effective at accomplishing these items. Please revise your
        officer's conclusion to state whether your disclosure controls and procedures are
        effective at accomplishing all of the items included within the definition of
        disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange
        Act.

16.   We further note from your disclosure that you established and maintain your
        "disclosure controls and procedures to provide reasonable assurance." Please
        confirm, if true, that your disclosure controls and procedures are designed to
        provide reasonable assurance of achieving their objectives and that your relevant
        officers have concluded that your disclosure controls and procedures are effective
        at the reasonable assurance level or otherwise advise and so state.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter with your amendments that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721 or Jill Davis at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579, or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: J. Davis
     J. O'Brien
     S. Donahue

     Via facsimile:
     Douglas Siddoway
     (509) 624-2528